EXHIBIT 21

SUBSIDIARIES

Wholly-Owned, Controlled Subsidiaries:

1.	The Marketing Group, Inc, a Tennessee corporation

2.	Debut Broadcasting Mississippi, Inc., a Mississippi corporation

3.	Debut Network Solutions., a Tennessee corporation

4.	Delta Broadcast Technical Services., a Tennessee corporation

Non-Controlled Subsidiaries (Spun-Off in Third Quarter of 2008)

1.	Media Sentiment, Inc., a Nevada corporation